HOULIHAN LOKEY HOWARD & ZUKIN

INVESTMENT BANKING SERVICES

www.hlhz.com

November 28, 2006

Special Committee of the Board of Directors
National Home Health Care Corp.
700 White Plains Road
Scarsdale, NY 10583

Dear Members of the Special Committee:

We understand that pursuant to an Agreement and Plan of Merger (the "Merger Agreement") to be entered into by and among National Home Health Care Corp. (the "Company"), AG Home Health Acquisition Corp. ("Acquisition Corp.") and AG Home Health LLC ("Parent"), the Company will merge with Acquisition Corp. (the "Transaction") and each outstanding share of common stock, par value $.001 per share ("Company Common Stock"), of the Company will be converted into the right to receive either (i) $11.35 in cash if the EBITDA of the Company for the EBITDA Period (as such terms are defined in the Merger Agreement) is equal to or greater than $7,900,000 but less than $8,150,000, or (ii) $11.50 in cash if the EBITDA of the Company for the EBITDA Period is equal to or greater than $8,150,000 (the "Merger Consideration"). You have advised us that pursuant to the terms of a Contribution Agreement (the "Contribution Agreement") to be entered into by Frederick Fialkow, the Chairman of the Board of Directors of the Company and the beneficial owner of approximately 35% of the outstanding shares of Company Common Stock, the Company and Parent, Frederick Fialkow will contribute to the Company immediately prior to the Merger a number of shares of Company Common Stock, determined by dividing $8,000,000 by the Merger Consideration, in exchange for a subordinated note with an aggregate principal amount of $8,000,000 (the "Subordinated Note").

You have requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") provide you with an opinion (the "Opinion") as to whether, as of the date hereof, the Merger Consideration to be received by the holders of Common Stock of the Company in the Transaction, other than the Affiliated Stockholders, is fair to such stockholders from a financial point of view. For purposes of our analyses and our opinion, the term "Affiliated Stockholders" means, collectively, Frederick Fialkow, Bernard Levine, Steven Fialkow, Robert P. Heller and the other members of the Company's Board of Directors, and all affiliates, family members and affiliated or associated family trusts of such persons.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. reviewed the Company's annual reports on Form 10-K for the fiscal years ended July 31, 2004 through 2006, the last of which the Company's management has identified as containing the most current financial statements available;

2. reviewed forecasts and projections prepared by the Company's management with respect to the Company for the years ended July 2007 through 2011;

3. spoken with certain members of the management of the Company regarding the operations, financial condition, future prospects and projected operations and performance of the Company and regarding the Transaction, and spoken with representatives of the Company's counsel regarding the Company, the Transaction, and related matters;

4. reviewed the following documents related to the Transaction:

   a. letters from Angelo, Gordon & Co., an affiliate of Parent, dated March 20, 2006, July 21, 2006 and September 27, 2006 with respect to proposals to acquire the Company;

   b. a draft of the Merger Agreement dated November 26, 2006;

   c. a draft of the Voting Agreement to be entered into by Frederick Fialkow and Bernard Levine with Parent and Acquisition Corp. dated November 10, 2006;

   d. a draft of the Contribution Agreement dated November 13, 2006; and

   e. a draft of the Form of Subordinated Note provided to us on November 13, 2006.

5. reviewed the historical market prices and trading volume for the Company's publicly traded securities for the past three years and those of certain publicly traded companies which we deemed relevant;

6. reviewed certain other publicly available financial data for certain companies that we deemed relevant and publicly available transaction prices and premiums paid in other change of control transactions that we deemed relevant; and

7. conducted such other financial studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial forecasts and projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such forecasts and projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements provided to us, and that there are no information or facts that would make any of the information reviewed by us incomplete or misleading. We have not considered any aspect or implication of any transaction to which the Company is a party (other than the Transaction). We have assumed without independent verification that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements provided to us and there has been no other information that would make any information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in items 4(b) through (e) above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be

performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the agreements provided to us, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise). We also have relied upon and assumed, without independent verification, that all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed that would result in the disposition of any material portion of the assets of the Company, or otherwise have an adverse effect on the Company or any expected benefits of the Transaction. In addition, we have relied upon and assumed, without independent verification, that the final forms of the draft documents identified above will not differ in any material respect from such draft documents.

Furthermore, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We express no opinion regarding the liquidation value of any entity. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Special Committee, the Company's Board of Directors or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof.

This Opinion is furnished for the use and benefit of the Special Committee in connection with its consideration of the Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey's part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to any security holder as to how such security holder should act or vote with respect to the Transaction.

In the ordinary course of business, certain of our affiliates may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of the Company and any other party that may be involved in the Transaction.

Houlihan Lokey, or its affiliates, have provided certain financial advisory and investment banking services for Angelo, Gordon & Co. and its affiliates unrelated to the Transaction and have received fees for rendering such services, and we may continue to do so in the future. As noted above, Angelo, Gordon & Co. is an affiliate of Parent and Acquisition Corp.

We have only been requested to opine as to, and our Opinion only addresses, the fairness from a financial point of view of the Merger Consideration to be received by the holders of Common Stock of the Company in the Transaction other than the Affiliated Stockholders, and we have not been requested to opine as to, and this Opinion does not address: (i) the underlying business decision of the Special Committee, the Company, any security holders of the Company or any other party to proceed with or effect the Transaction, (ii) the fairness of any portion or aspect of the Transaction not expressly addressed in this Opinion, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or any other party other than those set forth in this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the tax or legal consequences of the Transaction to either the Company, its security holders, or any other party, (vi) the fairness of any portion or aspect of the Transaction to any one class or group of the Company's or any other party's security holders vis-à-vis any other class or group of the Company's or such other party's security holders, (vii) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (viii) any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, including any employment, consulting, voting, contribution or similar agreements or (ix) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, the Special Committee, and on the assumptions of the management of the Company as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the consideration to be received by the holders of Common Stock of the Company in the Transaction, other than the Affiliated Stockholders, is fair to such stockholders from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

Houlihan Lokey Howard & Zukin Financial Advisors, Inc.